UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Nesco Holdings, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

64083J 104
(CUSIP Number)

Christopher M. Leininger, Esq. c/o Energy Capital Partners III, LLC 51 John F. Kennedy Parkway, Suite 200 Short Hills, NJ 07078 (973) 671-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64083J 104	SCHEDULE 13D	Page 2 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ECP ControlCo, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 28,131,796
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 28,131,796
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,131,796(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.7%(2)
14	TYPE OF REPORTING PERSON OO

(1) Represents (i) 64,450 shares of Common Stock (as defined below) held by Energy Capital Partners III, LP, (ii) 2,169,601 shares of Common Stock held by Energy Capital Partners III-A, LP, (iii) 262,015 shares of Common Stock held by Energy Capital Partners III-B, LP, (iv) 896,947 shares of Common Stock held by Energy Capital Partners III-C. LP, (v) 1,106,987 shares of Common Stock held by Energy Capital Partners III-D, LP, (vi) 2,392,808 shares of Common Stock issuable to NESCO Holdings, LP upon exercise of certain warrants, and (vii) 21,238,988 shares of Common Stock held by NESCO Holdings, LP.

(2) Based on 49,033,903 shares of common stock of Nesco Holdings, Inc. outstanding as of July 31, 2019 plus 2,392,808 shares of Common Stock issuable upon exercise of certain warrants held by NESCO Holdings, LP.

CUSIP No. 64083J 104	SCHEDULE 13D	Page 3 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Energy Capital Partners III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 28,131,796
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 28,131,796
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,131,796(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.7%(2)
14	TYPE OF REPORTING PERSON OO

(1) Represents (i) 64,450 shares of Common Stock held by Energy Capital Partners III, LP, (ii) 2,169,601 shares of Common Stock held by Energy Capital Partners III-A, LP, (iii) 262,015 shares of Common Stock held by Energy Capital Partners III-B, LP, (iv) 896,947 shares of Common Stock held by Energy Capital Partners III-C. LP, (v) 1,106,987 shares of Common Stock held by Energy Capital Partners III-D, LP, (vi) 2,392,808 shares of Common Stock issuable to NESCO Holdings, LP upon exercise of certain warrants and (vii) 21,238,988 shares of Common Stock held by NESCO Holdings, LP.

(2) Based on 49,033,903 shares of common stock of Nesco Holdings, Inc. outstanding as of July 31, 2019 plus 2,392,808 shares of Common Stock issuable upon exercise of certain warrants held by NESCO Holdings, LP.

CUSIP No. 64083J 104	SCHEDULE 13D	Page 4 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Energy Capital Partners GP III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 28,131,796
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 28,131,796
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,131,796(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.7%(2)
14	TYPE OF REPORTING PERSON PN

(1) Represents (i) 64,450 shares of Common Stock held by Energy Capital Partners III, LP, (ii) 2,169,601 shares of Common Stock held by Energy Capital Partners III-A, LP, (iii) 262,015 shares of Common Stock held by Energy Capital Partners III-B, LP, (iv) 896,947 shares of Common Stock held by Energy Capital Partners III-C. LP, (v) 1,106,987 shares of Common Stock held by Energy Capital Partners III-D, LP, (vi) 2,392,808 shares of Common Stock issuable to NESCO Holdings, LP upon exercise of certain warrants and (vii) 21,238,988 shares of Common Stock held by NESCO Holdings, LP.

(2) Based on 49,033,903 shares of common stock of Nesco Holdings, Inc. outstanding as of July 31, 2019 plus 2,392,808 shares of Common Stock issuable upon exercise of certain warrants held by NESCO Holdings, LP.

CUSIP No. 64083J 104	SCHEDULE 13D	Page 5 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Energy Capital Partners III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 23,696,246
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 23,696,246
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,696,246(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.1%(2)
14	TYPE OF REPORTING PERSON PN

(1) Represents (i) 64,450 shares of Common Stock held by Energy Capital Partners III, LP, (ii) 2,392,808 shares of Common Stock issuable to NESCO Holdings, LP upon exercise of certain warrants and (iii) 21,238,988 shares of Common Stock held by NESCO Holdings, LP.

(2) Based on 49,033,903 shares of common stock of Nesco Holdings, Inc. outstanding as of July 31, 2019 plus 2,392,808 shares of Common Stock issuable upon exercise of certain warrants held by NESCO Holdings, LP.

CUSIP No. 64083J 104	SCHEDULE 13D	Page 6 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Energy Capital Partners III-A, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 25,801,397
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 25,801,397
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,801,397(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%(2)
14	TYPE OF REPORTING PERSON PN

(1) Represents (i) 2,169,601 shares of Common Stock held by Energy Capital Partners III-A, LP, (ii) 2,392,808 shares of Common Stock issuable to NESCO Holdings, LP upon exercise of certain warrants and (iii) 21,238,988 shares of Common Stock held by NESCO Holdings, LP.

(2) Based on 49,033,903 shares of common stock of Nesco Holdings, Inc. outstanding as of July 31, 2019 plus 2,392,808 shares of Common Stock issuable upon exercise of certain warrants held by NESCO Holdings, LP.

CUSIP No. 64083J 104	SCHEDULE 13D	Page 7 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Energy Capital Partners III-B, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 23,893,811
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 23,893,811
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,893,811(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.5%(2)
14	TYPE OF REPORTING PERSON PN

(1) Represents (i) 262,015 shares of Common Stock held by Energy Capital Partners III-B, LP, (ii) 2,392,808 shares of Common Stock issuable to NESCO Holdings, LP upon exercise of certain warrants and (iii) 21,238,988 shares of Common Stock held by NESCO Holdings, LP.

(2) Based on 49,033,903 shares of common stock of Nesco Holdings, Inc. outstanding as of July 31, 2019 plus 2,392,808 shares of Common Stock issuable upon exercise of certain warrants held by NESCO Holdings, LP.

CUSIP No. 64083J 104	SCHEDULE 13D	Page 8 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Energy Capital Partners III-C, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 24,528,743
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 24,528,743
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,528,743(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.7%(2)
14	TYPE OF REPORTING PERSON PN

(1) Represents (i) 896,947 shares of Common Stock held by Energy Capital Partners III-C. LP, (ii) 2,392,808 shares of Common Stock issuable to NESCO Holdings, LP upon exercise of certain warrants and (iii) 21,238,988 shares of Common Stock held by NESCO Holdings, LP.

(2) Based on 49,033,903 shares of common stock of Nesco Holdings, Inc. outstanding as of July 31, 2019 plus 2,392,808 shares of Common Stock issuable upon exercise of certain warrants held by NESCO Holdings, LP.

CUSIP No. 64083J 104	SCHEDULE 13D	Page 9 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Energy Capital Partners III-D, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 24,738,783
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 24,738,783
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,738,783(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.1%(2)
14	TYPE OF REPORTING PERSON PN

(1) Represents (i) 1,106,987 shares of Common Stock held by Energy Capital Partners III-D, LP, (ii) 2,392,808 shares of Common Stock issuable to NESCO Holdings, LP upon exercise of certain warrants and (iii) 21,238,988 shares of Common Stock held by NESCO Holdings, LP.

(2) Based on 49,033,903 shares of common stock of Nesco Holdings, Inc. outstanding as of July 31, 2019 plus 2,392,808 shares of Common Stock issuable upon exercise of certain warrants held by NESCO Holdings, LP.

CUSIP No. 64083J 104	SCHEDULE 13D	Page 10 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Energy Capital Partners GP III Co-Investment (NESCO), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 23,631,796
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 23,631,796
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,631,796(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.0%(2)
14	TYPE OF REPORTING PERSON OO

(1) Represents (i) 2,392,808 shares of Common Stock issuable to NeNESCOsco Holdings, LP upon exercise of certain warrants and (ii) 21,238,988 shares of Common Stock held by NESCO Holdings, LP.

(2) Based on 49,033,903 shares of common stock of Nesco Holdings, Inc. outstanding as of July 31, 2019 plus 2,392,808 shares of Common Stock issuable upon exercise of certain warrants held by NESCO Holdings, LP.

CUSIP No. 64083J 104	SCHEDULE 13D	Page 11 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Energy Capital Partners III (NESCO Co-Invest), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 23,631,796
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 23,631,796
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,631,796(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.0%(2)
14	TYPE OF REPORTING PERSON PN

(1) Represents (i) 2,392,808 shares of Common Stock issuable to NESCO Holdings, LP upon exercise of certain warrants and (ii) 21,238,988 shares of Common Stock held by NESCO Holdings, LP.

(2) Based on 49,033,903 shares of common stock of Nesco Holdings, Inc. outstanding as of July 31, 2019 plus 2,392,808 shares of Common Stock issuable upon exercise of certain warrants held by NESCO Holdings, LP.

CUSIP No. 64083J 104	SCHEDULE 13D	Page 12 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON NESCO Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 23,631,796
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 23,631,796
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,631,796(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.0%(2)
14	TYPE OF REPORTING PERSON OO

(1) Represents (i) 2,392,808 shares of Common Stock issuable to NESCO Holdings, LP upon exercise of certain warrants and (ii) 21,238,988 shares of Common Stock held by NESCO Holdings, LP.

(2) Based on 49,033,903 shares of common stock of Nesco Holdings, Inc. outstanding as of July 31, 2019 plus 2,392,808 shares of Common Stock issuable upon exercise of certain warrants held by NESCO Holdings, LP.

CUSIP No. 64083J 104	SCHEDULE 13D	Page 13 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON NESCO Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 23,631,796
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 23,631,796
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,631,796(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.0%(2)
14	TYPE OF REPORTING PERSON PN

(1) Represents (i) 2,392,808 shares of Common Stock issuable to NESCO Holdings, LP upon exercise of certain warrants and (ii) 21,238,988 shares of Common Stock held by NESCO Holdings, LP.

(2) Based on 49,033,903 shares of common stock of Nesco Holdings, Inc. outstanding as of July 31, 2019 plus 2,392,808 shares of Common Stock issuable upon exercise of certain warrants held by NESCO Holdings, LP.

CUSIP No. 64083J 104	SCHEDULE 13D	Page 14 of 17

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Nesco Holdings, Inc., a Delaware corporation (“Nesco” or the “Issuer”), and is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”). Nesco’s principal executive offices are located at 6714 Pointe Inverness Way, Suite 220, Fort Wayne, IN, 46804.

Item 2. Identity and Background.

The Statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(1) ECP ControlCo, LLC (“ControlCo”)

(2) Energy Capital Partners III, LLC

(3) Energy Capital Partners III GP, LP

(4) Energy Capital Partners III, LP

(5) Energy Capital Partners III-A, LP

(6) Energy Capital Partners III-B, LP

(7) Energy Capital Partners III-C, LP

(8) Energy Capital Partners III-D, LP

(9) Energy Capital Partners GP III Co-Investment (NESCO), LLC

(10) Energy Capital Partners III (NESCO Co-Invest), LP

(11) NESCO Holdings GP, LLC

(12) NESCO Holdings, LP

Each of the Reporting Persons is organized under the laws of the State of Delaware. The business address of each of the Reporting Persons is c/o Energy Capital Partners III, LLC, 51 John F. Kennedy Parkway, Suite 200, Short Hills, NJ 07078. The Reporting Persons are principally engaged in the business of investing in securities, including of the Issuer.

Information with respect to the managing members and officers of ControlCo (collectively, the “Related Persons”), including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and citizenship is listed on the attached Schedule A, which is incorporated herein by reference.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

The information set forth in Item 4 and Item 6 of this Statement are incorporated herein by reference.

Item 4. Purpose of Transaction.

The information set forth in Item 6 of this Statement is incorporated herein by reference.

On April 7, 2019, Capitol Investment Corp. IV (“Capitol”) entered into the Agreement and Plan of Merger (as subsequently amended by that certain Amendment No. 1 to the Agreement and Plan of Merger, dated as of July 10, 2019, the “Merger Agreement”) by and among Capitol, Capitol Intermediate Holdings, LLC, a Delaware limited liability company and wholly-owned subsidiary of Capitol, Capitol Investment Merger Sub 1, LLC, a Delaware limited liability company and wholly-owned subsidiary of Capitol (“Merger Sub”), Capitol Investment Merger Sub 2, LLC, a Delaware limited liability company and wholly-owned subsidiary of Capitol (“New HoldCo”), NESCO Holdings, LP, a Delaware limited partnership (the “Legacy Nesco Owner”), and NESCO Holdings I, Inc., a Delaware corporation (“Legacy Nesco”). The transactions contemplated by the Merger Agreement include (i) the Domestication (as defined therein), (ii) the merger of Merger Sub with and into Legacy Nesco, with Legacy Nesco surviving as a wholly-owned subsidiary of Capitol (the “Initial Merger”), and (iii) immediately after the Initial Merger, the merger of Legacy Nesco with and into New HoldCo, with New HoldCo surviving as an indirect wholly-owned subsidiary of Capitol (the “Subsequent Merger”, together with the Initial Merger, and the Domestication, the “Transactions”).

CUSIP No. 64083J 104	SCHEDULE 13D	Page 15 of 17

Upon the consummation of the Transactions, in exchange for its ownership interests in Legacy Nesco, Legacy Nesco Owner received an aggregate of 21,660,638 shares of Common Stock, and warrants to purchase 2,500,000 shares of Common Stock (of which certain amounts were subsequently transferred in connection with the closing of the Transactions as set forth in the summary in Item 6 of this Statement under the heading “Transfer of Warrants and Shares”, which summary is incorporated by reference into this Item 4). The amount of common stock and warrants issued to Legacy Nesco Owner at the consummation of the Transactions reflect certain adjustments made pursuant to a sponsor support agreement. Pursuant to the Merger Agreement, Legacy Nesco Owner also has the right to receive: (1) up to an additional 1,800,000 shares of Common Stock for a period of five years following the closing of the Transactions, in increments of 900,000 shares, if (x) the trading price of the Common Stock exceeds $13.00 per share or $16.00 per share for any 20 trading days during a 30 consecutive trading day period or (y) a sale transaction of the combined company occurs in which the consideration paid per share to holders of Common Stock of the combined company exceeds $13.00 per share or $16.00 per share, and (2) an additional 1,651,798 shares of Common Stock if during the seven-year period following the closing of the Transactions, the trading price of the Common Stock $19.00 per share for any 20 trading days during a 30 consecutive trading day period or if a sale transaction of the Issuer occurs in which the consideration paid per share to holders of common stock exceeds $19.00 per share. Concurrently with the closing, Legacy Nesco Owner and its affiliates purchased 4,500,000 newly-issued shares of Common Stock at a price of $10.00 per share in exchange for a combination of cash and full repayment of certain outstanding indebtedness.

This summary is qualified in its entirety by reference to the text of the Merger Agreement and Amendment No. 1 thereto, which are included as Exhibits 2 and 3 and are incorporated herein by reference.

The Reporting Persons hold the Common Stock and warrants of the Issuer for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.

Except as set forth in the preceding paragraph and in Item 6 of this Statement, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Statement.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The information contained on the cover pages to this Statement is hereby incorporated by reference into this Item 5, as applicable.

Douglas Kimmelman, Andrew Singer, Peter Labbat, Tyler Reeder and Rahman D’Argenio are the managing members of ECP ControlCo and collectively share the power to vote and dispose of the securities beneficially owned by ControlCo. As such, Messrs. Kimmelman, Singer, Labbat, Reeder and D’Argenio disclaim any beneficial ownership of the shares beneficially owned by ECP ControlCo except to the extent of his pecuniary interest therein.

(c) Except as otherwise set forth in this Statement, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Schedule A, has effected any transactions in the Common Stock during the past 60 days.

(d) None.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Merger Agreement and is incorporated herein by reference. A copy of each of the Merger Agreement and Amendment No. 1 thereto, which are included as Exhibits 2 and 3 and are incorporated herein by reference.

CUSIP No. 64083J 104	SCHEDULE 13D	Page 16 of 17

Stockholders’ Agreement

In connection with the closing of the Transactions, Nesco, Legacy Nesco Owner, certain affiliates of Energy Capital Partners (“ECP”) and certain sponsor entities and individuals of Capitol signatory thereto (the “Capitol Sponsors”) entered into the Stockholders’ Agreement, dated as of July 31, 2019 (the “Stockholders’ Agreement”), pursuant to which Legacy Nesco Owner (and its successors and assigns) have the right to designate up to four persons to be appointed or nominated for election to the board of directors of Nesco, subject to reduction based on the aggregate ownership of Legacy Nesco Owner and its successors and assigns. Legacy Nesco Owner may also request for at least one of its designated directors to be appointed as a member of each newly established committee of the Nesco board of directors. If Legacy Nesco Owner has the right to designate one or more nominees and either has not exercised such right or no such nominee has not been elected, then Legacy Nesco Owner may designate one board observer. While the Stockholders’ Agreement is in effect, any change in the size of the Nesco board of directors will require the Legacy approval of Legacy Nesco Owner.

Under the Stockholders’ Agreement, the Capitol Sponsors have agreed to the sale restrictions on 3,148,202 of the shares of Common Stock issuable to the Capitol Sponsors in exchange for their Class B ordinary shares of Capitol upon consummation of the Transactions. In addition, Legacy Nesco Owner, certain affiliates of ECP and the Capitol Sponsors have agreed to a restriction on transfers of their respective shares of Nesco until the 180-day anniversary of the closing of the Transactions, subject to certain permitted transfers.

Further, so long as Legacy Nesco Owner holds a number of Common Stock equal to or greater than 50% of the total number of shares of Common Stock issued and outstanding, Nesco will be required to obtain the approval of Legacy Nesco Owner in order to: (i) adopt any annual budget; (ii) consummate acquisitions or dispositions for value in excess of $10,000,000; (iii) issue new equity; (iv) incur new indebtedness or grant encumbrances on any property or assets in excess of $1,000,000; (v) guarantee any indebtedness of persons other than Nesco or its subsidiaries; or (vi) hire, remove, or replace any senior executive officer or materially decrease the compensation of any executive officer.

This summary is qualified in its entirety by reference to the text of the Stockholders’ Agreement, which is included as Exhibit 4 to this Statement and is incorporated herein by reference.

Registration Rights Agreement

In connection with the closing, Legacy Nesco Owner and certain of the Capitol Sponsors have been granted certain rights, pursuant to the Registration Rights Agreement entered into at the closing (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the parties are entitled to have registered, in certain circumstances and subject to certain conditions set forth therein, the resale of their shares of Common Stock. The registration rights described in this paragraph apply to (i) any Common Stock issued in connection with the Transactions (including certain earnout shares held by each of Legacy Nesco Owner and Capitol Sponsors), (ii) any warrants or any Common Stock issued or issuable upon exercise thereof, (iii) any capital stock of Nesco or its subsidiary issued or issuable with respect to the securities referred to in clause (i) or (ii) above by way of dividend, distribution, split or combination of securities, or any recapitalization, merger, consolidation or other reorganization (the “registrable securities”).Each of the parties to the Registration Rights Agreement is entitled to request that the company register its shares on a long-form or short-form registration statement on up to six occasions in the future, which registrations may be “shelf registrations”. The parties to the Registration Rights Agreement will also be entitled to participate in certain registered offerings by Nesco, subject to certain limitations and restrictions. Nesco will pay expenses of the parties to the Registration Rights Agreement incurred in connection with the exercise of their rights under the Registration Rights agreement. These registration rights are also for the benefit of any subsequent holder of the registrable securities; provided that any securities will cease to be registrable securities when they have been (a) sold or distributed pursuant to a “public offering”, (b) sold in compliance with Rule 144 or (c) repurchased by the company or its subsidiary; provided further, however, that the Sponsor Earnout Shares (as defined in the Stockholders’ Agreement) shall not be deemed registrable securities until the restrictions set forth in the Stockholders’ Agreement (as described above) have ceased to apply in accordance with the terms thereof.

This summary is qualified in its entirety by reference to the text of the Registration Rights Agreement, which is included as Exhibit 5 to this Statement and is incorporated herein by reference.

Subscription Agreements

On July 22, 2019, Capitol entered into subscription agreements (“Subscription Agreements”) with (i) the Capitol Sponsors and (ii) Legacy Nesco Owner.

Pursuant to the Subscription Agreements, immediately following the Closing, Capitol sold (i) an aggregate of 1,000,000 shares of common stock of Capitol to the Capitol Sponsors at $10.00 per share and (ii) 4,500,000 shares of Common Stock to Legacy Nesco Owner at $10.00 per share.

This summary is qualified in its entirety by reference to the text of the Subscription Agreement, which is included as Exhibit 6 to this Statement and is incorporated herein by reference.

CUSIP No. 64083J 104	SCHEDULE 13D	Page 17 of 17

Transfer of Warrants and Shares

Immediately following the consummation of the Transactions, Legacy Nesco Owner sold 66,281 warrants for Nesco Common Stock at a price of $1.50 per warrant to Calculated Risk Partners, L.P., a family limited partnership the general partner of which is controlled by Mr. Jeffrey Stoops, a member of the Nesco board of directors.

Additionally, immediately following and in connection with the consummation of the Transactions, Legacy Nesco Owner distributed (i) 364,116 shares of Common Stock and warrants to purchase 40,911 shares of Common Stock as consideration for the complete redemption of certain employees' common equity interests in NESCO Holdings, LP and (ii) 57,534 shares of Common Stock for the forfeiture of certain profits interests in Legacy Nesco Owner held by another employee.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1*	Joint Filing Agreement, by and among the Reporting Persons, dated as of August 7, 2019.
Exhibit 2	Agreement and Plan of Merger, dated as of April 7, by and among Capitol Investment Corp. IV, Capitol Intermediate Holdings, LLC, Capitol Investment Merger Sub 1, LLC, Capitol Investment Merger Sub 2, LLC, NESCO Holdings, LP, and NESCO Holdings I, Inc.(incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on April 8, 2019).
Exhibit 3	Amendment to the Agreement and Plan of Merger, dated July 11, 2019, by and among Capitol Investment Corp. IV, Capitol Intermediate Holdings, LLC, Capitol Investment Merger Sub 1, LLC, Capitol Investment Merger Sub 2, LLC, NESCO Holdings, LP, and NESCO Holdings I, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on July 17, 2019)
Exhibit 4	Stockholders’ Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on August 1, 2019).
Exhibit 5	Registration Rights Agreement between Nesco Holdings, Inc. and certain holders identified therein (incorporated by reference to Exhibit 4.4 to the Issuer’s Current Report on Form 8-K filed on August 1, 2019).
Exhibit 6	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on July 22, 2019).

*	Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2019

ECP ControlCo, LLC

By:	/s/ Christopher M. Leininger
Name: Christopher M. Leininger Title: Managing Director and Chief Legal Officer

Energy Capital Partners III, LLC

By:	ECP Control Co, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name: Christopher M. Leininger Title: Managing Director and Chief Legal Officer

Energy Capital Partners GP III, LP

By:	Energy Capital Partners III, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name: Christopher M. Leininger Title: Managing Director and Chief Legal Officer

Energy Capital Partners III, LP

By:	Energy Capital Partners GP III, LP, its general partner
By:	Energy Capital Partners III, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name: Christopher M. Leininger Title: Managing Director and Chief Legal Officer

[Signature Page to Schedule 13D]

Energy Capital Partners III-A, LP

By:	Energy Capital Partners GP III, LP, its general partner
By:	Energy Capital Partners III, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name: Christopher M. Leininger Title: Managing Director and Chief Legal Officer

Energy Capital Partners III-B, LP

By:	Energy Capital Partners GP III, LP, its general partner
By:	Energy Capital Partners III, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name: Christopher M. Leininger Title: Managing Director and Chief Legal Officer

Energy Capital Partners III-C, LP

By:	Energy Capital Partners GP III, LP, its general partner
By:	Energy Capital Partners III, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name: Christopher M. Leininger Title: Managing Director and Chief Legal Officer

Energy Capital Partners III-D LP

By:	Energy Capital Partners GP III, LP, its general partner
By:	Energy Capital Partners III, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name: Christopher M. Leininger Title: Managing Director and Chief Legal Officer

Energy Capital Partners GP III Co-Investment (NESCO), LLC

By:	Energy Capital Partners III, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name: Christopher M. Leininger Title: Managing Director and Chief Legal Officer

Energy Capital Partners III (NESCO Co-Invest), LP

By:	Energy Capital Partners GP III Co-Investment (NESCO), LLC, its general partner
By:	Energy Capital Partners III, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name: Christopher M. Leininger Title: Managing Director and Chief Legal Officer

[Signature Page to Schedule 13D]

NESCO Holdings GP, LLC

By:	/s/ Rahman D’Argenio
Name: Rahman D’Argenio Title: President

NESCO Holdings, LP

By:	NESCO Holdings GP, LLC, its general partner

By:	/s/ Rahman D’Argenio
Name: Rahman D’Argenio Title: President

[Signature Page to Schedule 13D]

SCHEDULE A

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Persons are set forth below. The business address of each individual is c/o Energy Capital Partners III, LLC 51 John F. Kennedy Parkway, Suite 200, Short Hills, NJ 07078.

ECP ControlCo, LLC

Managing Members

Name	Present Principal Occupation or Employment	Citizenship
Douglas W. Kimmelman	Senior Partner of Energy Capital Partners	United States
Andrew D. Singer	Partner and General Counsel of Energy Capital Partners	United States
Peter Labbat	Partner of Energy Capital Partners	United States
Tyler Reeder	Partner of Energy Capital Partners	United States
Rahman D’Argenio	Partner of Energy Capital Partners	United States

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13(d)-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated as of August 7, 2019.

ECP ControlCo, LLC

By:	/s/ Christopher M. Leininger
Name: Christopher M. Leininger Title: Managing Director and Chief Legal Officer

Energy Capital Partners III, LLC

By:	ECP Control Co, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name: Christopher M. Leininger Title: Managing Director and Chief Legal Officer

Energy Capital Partners GP III, LP

By:	Energy Capital Partners III, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name: Christopher M. Leininger Title: Managing Director and Chief Legal Officer

Energy Capital Partners III, LP

By:	Energy Capital Partners GP III, LP, its general partner
By:	Energy Capital Partners III, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name: Christopher M. Leininger Title: Managing Director and Chief Legal Officer

[Signature Page to Joint Filing Agreement]

Energy Capital Partners III-A, LP

By:	Energy Capital Partners GP III, LP, its general partner
By:	Energy Capital Partners III, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name: Christopher M. Leininger Title: Managing Director and Chief Legal Officer

Energy Capital Partners III-B, LP

By:	Energy Capital Partners GP III, LP, its general partner
By:	Energy Capital Partners III, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name: Christopher M. Leininger Title: Managing Director and Chief Legal Officer

Energy Capital Partners III-C, LP

By:	Energy Capital Partners GP III, LP, its general partner
By:	Energy Capital Partners III, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name: Christopher M. Leininger Title: Managing Director and Chief Legal Officer

Energy Capital Partners III-D LP

By:	Energy Capital Partners GP III, LP, its general partner
By:	Energy Capital Partners III, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name: Christopher M. Leininger Title: Managing Director and Chief Legal Officer

Energy Capital Partners GP III Co-Investment (NESCO), LLC

By:	Energy Capital Partners III, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name: Christopher M. Leininger Title: Managing Director and Chief Legal Officer

Energy Capital Partners III (NESCO Co-Invest), LP

By:	Energy Capital Partners GP III Co-Investment (NESCO), LLC, its general partner
By:	Energy Capital Partners III, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name: Christopher M. Leininger Title: Managing Director and Chief Legal Officer

[Signature Page to Joint Filing Agreement]

NESCO Holdings GP, LLC

By:	/s/ Rahman D’Argenio
Name: Rahman D’Argenio Title: President

NESCO Holdings, LP

By:	NESCO Holdings GP, LLC, its general partner

By:	/s/ Rahman D’Argenio
Name: Rahman D’Argenio Title: President

[Signature Page to Joint Filing Agreement]